Exhibit 99.1

Jayud Global Logistics Expands U.S. Operations with Strategic Acquisitions in California and Georgia

SHENZHEN, China, October 23, 2024 -- Jayud Global Logistics Limited (NASDAQ: JYD) (“Jayud” or the “Company”), a leading end-to-end supply chain solution provider based in Shenzhen specializing in cross-border logistics, today announced the acquisition of significant stakes in two key logistics facilities in California and a licensed customs brokerage firm in Georgia. These strategic investments are part of Jayud’s ongoing efforts to expand its operational footprint in the United States and enhance its comprehensive suite of logistics services.

Jayud has acquired a 20% stake in a 70,000 sq.ft. warehouse located in Rialto, California, and a 49% stake in a 50,000 sq.ft. warehouse located in Chino, California. These facilities are located in major logistics hubs in California, enhancing Jayud’s capacity to manage and streamline supply chains in one of the U.S.’s busiest trade corridors.

In addition to the warehouse investments, Jayud has secured a 10% stake in LD Global Logistics Inc., a licensed customs broker established in 2016 and certified by U.S. Customs and Border Protection. Based in Georgia, LD Global Logistics Inc. provides critical brokerage services and operates a fleet of trucks, further supporting Jayud’s logistics operations across the southeastern United States. The inclusion of LD Global Logistics Inc. into Jayud’s portfolio expands its service capabilities and deepens its compliance and customs expertise in a key U.S. region, ensuring smoother and more efficient import and export processes for clients.

The Company issued a total of 3,365,588 Class A ordinary shares as consideration for the three acquisitions.

“These acquisitions are a testament to our commitment to strengthen our global logistics network and enhance service offerings to our clients, particularly in the U.S. market,” said Xiaogang Geng, Chairman of the Board and CEO of Jayud. “By integrating these assets into our portfolio, we are better positioned to offer end-to-end logistics solutions and meet the growing demand for efficient, reliable supply chain management in North America.”

About Jayud Global Logistics Limited

Jayud Global Logistics Limited is one of the leading Shenzhen-based end-to-end supply chain solution providers in China, focusing on cross-border logistics services. Headquartered in Shenzhen, the Company benefits from the unique geographical advantages of providing a high degree of support for ocean, air, and overland logistics. The Company has established a global operation nexus featuring logistic facilities throughout major transportation hubs in China and globally, with footprints in 12 provinces in Mainland China and 16 countries across six continents. Jayud offers a comprehensive range of cross-border supply chain solution services, including freight forwarding, supply chain management, and other value-added services. With its strong service capabilities and research and development capabilities in proprietary IT systems, the Company provides customized and efficient logistics solutions and develops long-standing customer relationships. For more information, please visit the Company’s website: https://ir.jayud.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Jayud Global Logistics Limited

Investor Relations Department

Email: ir@jayud.com

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com